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Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Names Under Which Subsidiary Does Business
Local Matters Voice and Wireless Division, Inc.	Delaware	Information Services Extended; ISx; Local Matters Voice and Wireless Division
Information Services Extended, UK Ltd	United Kingdom	Information Services Extended; ISx
Information Services Extended (Finland) Oy	Finland	Information Services Extended; ISx
Information Services Extended, Belgium NV	Belgium	Information Services Extended; ISx
Local Matters Media Division, Inc.	Nevada	MyAreaGuides; MAG; Area Guides; Area Guides.net; Local Matters Media Division
Local Matters Media Division, Inc.	Utah	Online Web Marketing; OLWM; Local Matters Media Division

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Subsidiaries of Registrant